SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2011

and Report on the Review of

Quarterly Information

Auditors Report on the Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information - ITR Form for the quarter ended September 30, 2011, comprising the balance sheet as of September 30, 2011 and the statements of operations and comprehensive income (loss) for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 -  Interim Financial Reporting and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission , applicable to the preparation of the Quarterly Information. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the nine-month period ended September 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information - ITR and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

Salvador, November 9, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

All amounts in R$ thousands

		Parent company		Consolidated
Assets	Note	September/2011	December/2010	September/2011	December/2010

Current assets
Cash and cash equivalents	4	1,512,425	2,339,060	3,253,959	2,624,270
Financial investments	5	185,392	236,319	186,645	236,319
Trade accounts receivable	6	1,563,587	1,077,492	2,544,199	1,894,648
Inventories	7	2,028,709	1,789,505	3,447,422	3,015,657
Taxes recoverable	9	833,336	400,969	1,184,384	698,879
Dividends and interest on capital		8,266	10,895	-	-
Prepaid expenses		2,890	29,690	10,742	41,620
Other receivables	32	173,685	151,410	360,507	268,905

		6,308,290	6,035,340	10,987,858	8,780,298

Non-current assets
Financial investments	5	30,793	28,706	30,793	28,706
Trade accounts receivable	6	51,278	59,026	53,606	62,303
Taxes recoverable	9	843,388	1,096,497	1,254,749	1,444,401
Deferred income tax and social contribution	19 (b)	346,212	361,299	1,112,131	1,136,685
Judicial deposits	10	173,584	227,888	201,402	250,195
Related parties	8	1,799,399	2,408,371	57,020	53,742
Other receivables	32	225,548	95,780	262,754	107,432
Investments in subsidiaries and jointly-controlled subsidiaries	11	7,896,947	6,549,402	-	-
Investments in associates	11	28,415	157,910	28,415	160,790
Other investments		6,575	6,575	9,018	7,485
Property, plant and equipment	12	11,334,022	11,100,184	19,886,110	19,366,272
Intangible assets	13	2,255,761	2,280,111	3,033,806	3,079,182

		24,991,922	24,371,749	25,929,804	25,697,193

Total assets		31,300,212	30,407,089	36,917,662	34,477,491

Braskem S.A.

Balance sheet All amounts in R$ thousands	Continued

		Parent company		Consolidated
Liabilities and equity	Note	September/2011	December/2010	September/2011	December/2010

Current liabilities
Trade payables		5,104,694	4,462,552	7,059,949	5,201,162
Borrowings	15	1,782,829	1,212,975	1,399,317	1,206,444
Debentures	16		517,741		517,741
Hedge operations	17	64,962	27,618	71,639	50,124
Salaries and social charges		166,702	252,694	289,549	360,368
Taxes payable	18	428,883	235,339	586,275	390,062
Dividends and interest on capital		1,614	416,648	4,868	419,981
Advances from customers		18,544	44,587	24,834	50,344
Sundry provisions	20	16,139	26,036	21,903	32,602
Other payables	14	53,179	125,935	139,324	233,322
Related parties		189,460	64,517

		7,827,006	7,386,642	9,597,658	8,462,150

Non-current liabilities
Borrowings	15	10,285,594	9,309,704	12,811,342	11,004,301
Debentures	16			18,518	-
Hedge operations	17	14,025	12,526	14,025	34,433
Taxes payable	18	1,521,892	1,449,704	1,600,501	1,583,569
Related parties	8	273,921	83,739	68,708	31,386
Long-term incentives	21	15,646	14,442	15,646	14,442
Deferred income tax and social contribution	19 (b)	799,745	1,238,340	1,800,953	2,200,538
Private pension plans	22	107,906	109,894	108,756	123,517
Provision for losses on subsidiaries		91,274	937
Advances from customers	33	46,360		185,440
Sundry provisions	20	90,430	124,495	349,895	362,265
Other payables	14	240,409	237,567	270,971	252,604

		13,487,202	12,581,348	17,244,755	15,607,055

Equity	24
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserves		845,998	845,998	845,998	845,998
Revenue reserves		1,088,561	1,338,908	1,088,561	1,338,908
Other comprehensive income		326,731	221,350	326,731	221,350
Treasury shares		(11,325)	(10,379)	(60,217)	(59,271)
Accumulated deficit		(307,183)		(307,183)	-

Total attributable to the shareholders of the Company		9,986,004	10,439,099	9,937,112	10,390,207

Non-controlling interest				138,137	18,079

		9,986,004	10,439,099	10,075,249	10,408,286

Total liabilities and equity		31,300,212	30,407,089	36,917,662	34,477,491

Braskem S.A.

Statement of operations

All amounts in R$ thousands, except earnings per share

		Parent company				Consolidated
	Note	3Q11	9M11	3Q10	9M10	3Q11	9M11	3Q10	9M10

Net sales revenues	27	5,038,885	13,757,516	4,504,004	12,991,578	8,685,938	24,465,845	7,546,873	18,528,250
Cost of products sold		(4,276,831)	(11,576,192)	(3,795,838)	(10,713,405)	(7,764,969)	(21,302,177)	(6,456,449)	(15,650,202)

Gross profit		762,054	2,181,324	708,166	2,278,173	920,969	3,163,668	1,090,424	2,878,048

Income (expenses)
Selling		(46,704)	(123,396)	(41,899)	(138,802)	(88,920)	(253,477)	(121,525)	(286,585)
Distribution		(84,753)	(234,747)	(77,376)	(218,380)	(127,052)	(355,589)	(78,051)	(221,708)
General and administrative		(167,626)	(517,084)	(175,500)	(486,237)	(254,331)	(778,865)	(258,256)	(643,301)
Research and development		(16,090)	(41,945)	(14,444)	(40,815)	(24,797)	(68,546)	(21,539)	(58,232)
Results from equity investments		(35,020)	(51,185)	118,538	138,042	(1,303)	(2,051)	8,856	25,155
Results from business combinations	3				849,194				975,283
Other operating income (expenses), net	28	(9,126)	(13,581)	(18,550)	(61,061)	(8,134)	(40,915)	(15,778)	(69,816)

Operating profit		402,735	1,199,386	498,935	2,320,114	416,432	1,664,225	604,131	2,598,844

Financial results	29
Financial expenses		(2,250,432)	(2,237,267)	238,119	(749,936)	(2,531,068)	(2,801,395)	160,925	(1,111,488)
Financial income		243,040	439,537	40,537	255,672	467,275	603,638	18,650	325,211

		(2,007,392)	(1,797,730)	278,656	(494,264)	(2,063,793)	(2,197,757)	179,575	(786,277)

Profit (loss) before income tax
and social contribution		(1,604,657)	(598,344)	777,591	1,825,850	(1,647,361)	(533,532)	783,706	1,812,567

Current income tax and social contribution	19 (a)	(50,633)	(154,402)	(7,953)	(57,436)	(34,232)	(206,613)	(37,952)	(106,383)
Deferred income tax and social contribution	19 (a)	604,479	424,605	(234,352)	(234,009)	635,668	424,190	(213,368)	(173,119)
		553,846	270,203	(242,305)	(291,445)	601,436	217,577	(251,320)	(279,502)

Profit (loss) for the period		(1,050,811)	(328,141)	535,286	1,534,405	(1,045,925)	(315,955)	532,386	1,533,065

Attributable to:
Company’s shareholders						(1,050,811)	(328,141)	535,286	1,534,405
Non-controlling interest						4,886	12,186	(2,900)	(1,340)

						(1,045,925)	(315,955)	532,386	1,533,065

Earnings per share attributable to the shareholders of the Company
for the period (R$):	25
Basic earnings per share – common and preferred							(0.4110)		2.2334
Diluted earnings per share – common and preferred							(0.4108)		2.2330

Braskem S.A.

Statement of comprehensive income

All amounts in R$ thousands

	Parent company				Consolidated
	3Q11	9M11	3Q10	9M10	3Q11	9M11	3Q10	9M10

Profit (loss) for the period	(1,050,811)	(328,141)	535,286	1,534,405	(1,045,925)	(315,955)	532,386	1,533,065

Other comprehensive income:
Available for sale financial assets			838	3,690			838	3,690
Cash flow hedge (Note 17.3.2)	2,008	3,233	10,830	(24,954)	(1,309)	35,847	10,830	(24,954)
Cash flow hedge - subsidiaries	(3,317)	32,614
Foreign currency translation adjustment (Note 11 (b))	80,677	66,265	(46,698)	(34,876)	81,662	67,058	(46,698)	(34,876)
Fair value as deemed cost related to jointly-controlled subsidiary, net	123	22,434			123	22,434
Income tax and social contribution related to
components of other comprehensive income	(1,990)	(1,099)	391	8,566	(1,990)	(1,099)	391	8,566

Total other comprehensive income	77,501	123,447	(34,639)	(47,574)	78,486	124,240	(34,639)	(47,574)

Total comprehensive income for the period	(973,310)	(204,694)	500,647	1,486,831	(967,439)	(191,715)	497,747	1,485,491

Attributable to:
Company’s shareholders					(973,310)	(204,694)	500,647	1,486,831
Non-controlling interest					5,871	12,979	(2,900)	(1,340)

					(967,439)	(191,715)	497,747	1,485,491

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

							Parent company
	Capital	Capital reserves	Revenue reserves	Other comprehensive income	Treasury shares	Retained earnings (accumulated deficit)	Total equity

At December 31, 2009	5,473,181	416,675		314,838	(10,376)	(1,215,674)	4,978,644

Comprehensive income for the period:
Profit for the period						1,534,405	1,534,405
Depreciation transfer on additional indexation of fixed assets, net of taxes				(20,427)		20,427
Fair value of financial assets, net of taxes				2,435			2,435
Fair value of cash flow hedge, net of taxes				(15,133)			(15,133)
Foreign currency translation adjustment				(34,876)			(34,876)
				(68,001)		1,554,832	1,486,831

Contributions and distributions to shareholders:
Capital increase	2,565,771	1,398,492					3,964,263
Absorption of losses		(1,061,871)				1,061,871
Tax incentives		80,802					80,802
Expired dividends / other						641	641
	2,565,771	417,423				1,062,512	4,045,706

At September 30, 2010	8,038,952	834,098		246,837	(10,376)	1,401,670	10,511,181

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(10,379)		10,439,099

Comprehensive income for the period:
Loss for the period						(328,141)	(328,141)
Fair value as deemed cost related to jointly-controlled subsidiary, net				22,434			22,434
Depreciation transfer on additional indexation of fixed assets, net of taxes				(20,427)		20,427
Fair value of cash flow hedge, net of taxes				34,748			34,748
Foreign currency translation adjustment (Note 11 (b))				66,265			66,265
				103,020		(307,714)	(204,694)
Contributions and distributions to shareholders:
Gain or loss on interest in subsidiary (Note 11 (b))				2,361			2,361
Additional dividends approved at Shareholders’ Meeting			(250,347)				(250,347)
Expired dividends						531	531
Repurchase of shares (Note 24 (b))					(946)		(946)
			(250,347)	2,361	(946)	531	(248,401)

At September 30, 2011	8,043,222	845,998	1,088,561	326,731	(11,325)	(307,183)	9,986,004

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

									Consolidated
	Attributed to the Company’s shareholders
							Total
				Other		Retained earnings	interest	Non-
		Capital	Revenue	comprehensive	Treasury	(accumulated	of Braskem’s	controlling	Total
	Capital	reserves	reserves	income	shares	deficit)	shareholders	interest	equity

At December 31, 2009	5,473,181	416,675		314,838	(10,376)	(1,215,674)	4,978,644		4,978,644

Comprehensive income for the period:
Profit (loss) for the period						1,534,405	1,534,405	(1,340)	1,533,065
Depreciation transfer on additional indexation of fixed assets, net of taxes				(20,427)		20,427
Fair value of financial assets, net of taxes				2,435			2,435		2,435
Fair value of cash flow hedge, net of taxes				(15,133)			(15,133)		(15,133)
Foreign currency translation adjustment				(34,876)			(34,876)		(34,876)
				(68,001)		1,554,832	1,486,831	(1,340)	1,485,491

Contributions and distributions to shareholders:
Capital increase	2,565,771	1,398,492					3,964,263		3,964,263
Treasury shares					(48,891)		(48,891)		(48,891)
Absorption of losses		(1,061,871)				1,061,871
Non-controlling interest								29,028	29,028
Tax incentives		80,802					80,802		80,802
Expired dividends / other						641	641		641
	2,565,771	417,423			(48,891)	1,062,512	3,996,815	29,028	4,025,843

At September 30, 2010	8,038,952	834,098		246,837	(59,267)	1,401,670	10,462,290	27,688	10,489,978

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit (loss) for the period						(328,141)	(328,141)	12,186	(315,955)

Fair value as deemed cost related to jointly-controlled subsidiary, net				22,434			22,434		22,434
Depreciation transfer on additional indexation of fixed assets, net of taxes				(20,427)		20,427
Fair value of cash flow hedge, net of taxes				34,748			34,748		34,748
Foreign currency translation adjustment (Note 11 (b))				66,265			66,265	793	67,058
				103,020		(307,714)	(204,694)	12,979	(191,715)
Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting			(250,347)				(250,347)		(250,347)
Gain or loss on interest in subsidiary (Note 11 (b))				2,361			2,361	(2,361)
Non-controlling interest of Cetrel (Note 2.3)								109,709	109,709
Expired dividends / other						531	531	(269)	262
Repurchase of shares (Note 24 (b))					(946)		(946)		(946)
			(250,347)	2,361	(946)	531	(248,401)	107,079	(141,322)

At September 30, 2011	8,043,222	845,998	1,088,561	326,731	(60,217)	(307,183)	9,937,112	138,137	10,075,249

Braskem S.A.

Statement of cash flows

All amounts in R$ thousands

	Parent company		Consolidated
	9M11	9M10	9M11	9M10

Profit (loss) before income tax and social contribution	(598,344)	1,825,850	(533,532)	1,812,567
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	790,223	773,521	1,280,371	1,090,748
Results from equity investments	51,185	(138,042)	2,051	(25,155)
Results from business combinations		(849,194)		(975,283)
Interest and monetary and exchange variations, net	1,493,995	589,587	1,847,811	354,957
Other	(486)	11,701	12,846	3,331

	1,736,573	2,213,423	2,609,547	2,261,165

Changes in operating working capital
Held-for-trading financial investments	64,736	73,085	72,465	203,309
Trade accounts receivable	(478,770)	315,483	(628,090)	(104,764)
Inventories	(160,704)	(195,317)	(431,669)	(162,409)
Taxes recoverable	(143,915)	100,674	(218,797)	244,343
Prepaid expenses	27,348	(16,110)	31,223	(18,323)
Receivables from related parties	(322,208)	(693,820)		1,901
Other receivables	13,389	(35,904)	(184,460)	47,359
Trade payables	762,702	986,518	1,850,849	727,755
Taxes payable	74,497	(533,406)	39,252	(573,862)
Long-term incentives	1,204	6,321	1,204	6,321
Advances from customers	20,317	11,306	159,930	(4,360)
Sundry provisions	(63,710)	(17,305)	(24,327)	13,570
Other payables	(326,674)	49,142	(151,851)	152,621

Cash from operations	1,204,785	2,264,090	3,125,276	2,794,626

Interest paid	(402,577)	(400,370)	(565,963)	(669,071)
Income tax and social contribution paid	(40,885)	(27,458)	(71,552)	(30,581)

Net cash generated from operating activities	761,323	1,836,262	2,487,761	2,094,974

Proceeds from the sale of fixed assets	423	1,193	2,638	1,256
Proceeds from the capital reduction of associates	6,600		6,600
Acquisitions of investments in subsidiaries and associates	(415,168)	(4,008,209)	-	(747,637)
Acquisitions of property, plant and equipment	(1,003,771)	(736,549)	(1,474,537)	(907,393)
Acquisitions of intangible assets	(1,986)		(7,118)	(422,947)
Held-to-maturity financial investments	(2,760)		(11,802)

Net cash used in investing activities	(1,416,662)	(4,743,565)	(1,484,219)	(2,076,721)

Short-term debt
Funds obtained	1,056,721	257,358	1,076,820	793,641
Payments	(3,071,827)	(3,672,697)	(4,813,476)	(7,903,677)
Long-term debt
Funds obtained	1,936,717	2,883,791	4,061,025	3,568,322
Related parties
Funds obtained	2,186,512	411,055
Payments	(1,613,622)	(412,864)
Dividends paid	(664,851)	(97)	(664,851)
Non-controlling interest			(3,869)	25,926
Repurchase of shares	(946)		(946)
Capital increase		3,742,622	2,361	3,941,978

Net cash used in financing activities	(171,296)	3,209,168	(342,936)	426,190

Foreign exchange variation of foreign subsidiaries			(104,722)

Increase (decrease) in cash and cash equivalents	(826,635)	301,865	555,884	444,443

Represented by
Cash and cash equivalents at the beginning of the period	2,339,060	2,262,804	2,698,075	2,651,748
Cash and cash equivalents at the end of the period	1,512,425	2,564,669	3,253,959	3,096,191

Net increase (decrease) in cash and cash equivalents	(826,635)	301,865	555,884	444,443

Braskem S.A.

Statement of value added

All amounts in R$ thousands

	Parent company		Consolidated
	9M11	9M10	9M11	9M10

Revenue	16,895,231	15,846,458	29,307,051	22,702,643
Sales of goods, products and services	16,892,265	15,895,093	29,328,874	22,825,473
Other income (expenses), net	4,056	(57,339)	(16,318)	(82,997)
Allowance for doubtful accounts – reversal (recognition)	(1,090)	8,704	(5,505)	(39,833)
Inputs acquired from third parties	(13,474,203)	(12,547,876)	(24,517,510)	(18,323,081)
Costs of products, goods and services sold	(12,920,283)	(11,968,541)	(23,666,638)	(18,035,055)
Materials, electric energy, outsourced services and other	(543,851)	(575,211)	(849,541)	(287,988)
Impairment/recovery of assets	(10,069)	(4,124)	(1,331)	(38)
Gross value added	3,421,028	3,298,582	4,789,541	4,379,562

Depreciation, amortization and depletion	(790,223)	(773,521)	(1,280,371)	(1,090,748)

Net value added by the entity	2,630,805	2,525,061	3,509,170	3,288,814

Value added received through transfer	388,536	1,243,309	601,779	1,323,908
Equity in results of investees	(51,185)	138,042	(2,051)	25,155
Financial income	439,537	255,672	603,638	325,211
Results from business combinations		849,194		975,283
Other	184	401	192	(1,741)

Total value added to distribute	3,019,341	3,768,370	4,110,949	4,612,722

Personnel	369,492	340,421	603,112	514,828
Direct compensation	283,533	263,548	466,404	414,515
Benefits	63,527	53,376	103,965	68,765
F.G.T.S (Government Severance Pay Fund)	22,432	23,497	32,743	31,548

Taxes and contributions	636,891	1,036,832	887,205	1,177,944
Federal	198,900	768,693	327,298	817,552
State	433,852	265,417	543,833	349,538
Municipal	4,139	2,722	16,074	10,854

Remuneration on third parties’ capital	2,341,099	856,712	2,936,587	1,384,205
Financial expenses (including foreign exchange variation)	2,231,492	735,778	2,792,591	1,260,160
Rentals	109,607	120,934	143,996	124,045

Remuneration on own capital	(328,141)	1,534,405	(315,955)	1,535,745
Profit retained (loss) in the period	(328,141)	1,534,405	(328,141)	1,534,405
Non-controlling interests in profits retained			12,186	1,340

Value added distributed	3,019,341	3,768,370	4,110,949	4,612,722

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

1.                       Operations

Braskem S.A. (“Braskem” or “the Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia (BA) and controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds 50.12% and 38.11% of its voting and total capital, respectively.

(a)                    Corporate events

(a.1)       On January 1, 2011, Braskem America, a subsidiary of the Company, was merged into its subsidiary Braskem PP America. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America, Inc. (“Braskem America”).

(a.2)       On January 3, 2011, the shareholders of IQ Soluções & Quimica S.A. (“Quantiq”) approved the merger of Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”). The merger resulted in an increase in the capital of Quantiq by R$ 38,710, from R$ 61,141 to R$ 99,851 without the issue of new shares. Such increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

(a.3)       On May 25, 2011, Braskem entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. were sold for R$ 1,100.

(a.4)       On July 7, 2011 the company Braskem America Finance, a wholly-owned subsidiary of Braskem America, was incorporated. Braskem America Finance was the issuer of the US$ 500 million bond issued on July 19, 2011 (Note 15 (b.ii)).

(a.5)       On July 29, 2011, the Extraordinary General Meeting approved the capital increase of Quattor by R$ 543,224, which was fully subscribed and paid up by the Company. Since no new shares were issued, this increase was diluted among the shareholders of Braskem and Braskem Petroquímica, simultaneously generating in the Company’s financial statements a loss on the investment in Quattor and a gain on the investment in Braskem Petroquímca in the amount of R$ 16,521. These effects offset each other in the parent company’s equity and are eliminated from consolidation (Note 11 (b)).

(a.6)       On July 29, 2011, Braskem increased the capital of many subsidiaries (Note 11 (b)). The breakdown of the increases that were fully subscribed and paid up by the Company is presented below:

	Capital increase	Number of shares/quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(a.7)       On August 25, 2011, the company Braskem Europe GmbH, a wholly-owned subsidiary of Braskem Europe B.V. was incorporated for the purpose of producing, trading, distributing, importing and exporting chemical and petrochemical products and conducting research and development in the area of such products, among other things. The assets acquired in the business combination of Dow Chemical (Note 34) in Germany will be recorded in this subsidiary as from October 2011.

(a.8)       On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Europa by R$ 415,168 (US$ 230 million) through the issue of 84,465,660 shares (Note 11 (b)). A portion of this amount was used in the incorporation of its subsidiary Braskem Germany (Note 11 (a.2)).

(b)                    Net working capital

On September 30, 2011, Braskem’s net working capital (parent company) was negative by R$ 1,518,716 as compared with a positive consolidated net working capital of R$ 1,390,200. Because the consolidated figures are used in the management of working capital, as the Company uses mechanisms to transfer funds between the companies efficiently, without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the parent company’s working capital will not reflect the actual liquidity position of the consolidated group.

The Company also has two revolving credit lines, which allows it to reduce the amount of cash maintained by Braskem (Note 17.1 (c)).

(c)                    Effect of foreign exchange variation

The Company has balances denominated in US dollars, such as financial investments, trade accounts receivable, inventories, trade payables and borrowings, which were translated from US dollars into Brazilian reais at the commercial sell rate disclosed by the Central Bank of Brazil on September 30, 2011, of US$ 1.00 to R$ 1.8544 (US$ 1.00 to R$ 1.6662 on December 31, 2010). The percentage variation in the US dollar-Brazilian real exchange rate was 11.30%.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2010 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by IASB.

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2010 financial statements, except for the full consolidation of Cetrel S.A. (“Cetrel”) as from June 30, 2011, as mentioned in Note 2.3 (viii).

(a)                    Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 – Interim Financial Reporting, which aim to establish the minimum content for interim financial statements.

(b)                    Parent company quarterly information

The parent company Quarterly Information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Accounting practices

There were no changes in the accounting practices used for the Quarterly Information in relation to those presented in the December 31, 2010 financial statements.

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$ 73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes those of the Company, its subsidiaries, jointly-controlled subsidiaries and specific purpose entities in which the following direct and indirect share control or control of activities is held:

		Total interest - %
		Headquarters (Country)	September/2011	December/2010

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)	(i)	USA		100.00
Braskem America Inc. (“Braskem America”)	(ii)	USA	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	(iii)	USA	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	(iv)	Argentina	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	(v)	Germany	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")		Mexico	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(vi)	Mexico	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)	(vii)	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	(viii)	Brazil	54.23	53.72
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00
IQ Soluções & Química S.A. (“Quantiq”)		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(ix)	Brazil		100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Quattor Participações S.A. (“Quattor”)		Brazil	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(x)	Brazil		100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)		Brazil	33.20	33.20
Polietilenos de America S.A. (“Polimerica”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A. (“Propilsur”)		Venezuela	49.00	49.00

Specific Purpose Entity (“SPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00

(i)	Merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).
(ii)	This company’s name was changed from Braskem PP Americas Inc. to Braskem America Inc. after the merger of its parent (Note 1 (a.1)).
(iii)	Company created in February 2011.
(iv)	This company’s name was changed from Braskem Petroquímica S.A. to Braskem Argentina S.A.
(v)	Company created in August 2011.
(vi)	Company created in February 2011.
(vii)	This company’s name was changed from Quattor Petroquímica S.A. to Braskem Petroquímica S.A.
(viii)

Cetrel started to be fully consolidated by Braskem as from the quarterly information for the period ended June 30, 2011 based on a new interpretation of that subsidiary’s By-laws, which, according to the opinion of the Company’s external legal advisors, establishes control by the Company. The consolidated quarterly information for prior periods was not restated due to the immateriality of Cetrel to the Company’s financial information as a whole.

(ix)	Company sold in May 2011 (Note 1 (a.3)).
(x)	Merged into Quantiq in January 2011 (Note 1 (a.2)).

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

The non-controlling interest in the equity and results of operations of the Company’s subsidiaries are stated below:

	Equity		Profit (loss) for the period
	September/2011	December/2010	9M11	9M10

Braskem Idesa	15,963	18,079	(2,640)	(974)
Cetrel	122,174		14,826
Quattor				(366)
Total	138,137	18,079	12,186	(1,340)

2.4.                 Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Equity		Profit (loss) for the period
	September/2011	December/2010	3Q11	9M11	3Q10	9M10

Parent company	9,986,004	10,439,099	(1,050,811)	(328,141)	535,286	1,534,405
Braskem’s shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	138,137	18,079	4,886	12,186	(2,900)	(1,340)
Consolidated	10,075,249	10,408,286	(1,045,925)	(315,955)	532,386	1,533,065

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

3.                       Business combinations

The Company adopted the accounting pronouncement CPC 15 and the IFRS 3 for the acquisitions of companies in 2010. The results of such adoption are presented below:

(a)                    Quattor Participações S.A.

On April 27, 2010, Braskem acquired 60% of the total capital of Quattor held by União de Indústrias Brasileiras S.A. (“Unipar”) for R$ 659,454 and, subsequently, it acquired the remaining 40% held by Petróleo Brasileiro S.A. (“Petrobras”) by means of the barter for 18,000,097 shares issued by the Company. On April 30, 2010, the Company acquired the control of Quattor, and this date is the date of acquisition for the purposes of accounting for the business combination. As a result of the acquisition, a bargain purchase gain of R$ 841,459 was recorded within “results from business combinations” in the income statement.

(b)                    Sunoco Chemicals, Co.

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million), date on which the control was acquired by the Company.  In this operation, a bargain purchase gain of R$ 126,089 was recognized within “results from business combinations” in the income statement.  Right after the purchase, the name of this subsidiary was changed to Braskem PP Americas. In January 2011, Braskem America was merged into its parent company Braskem PP Americas and its name was changed to Braskem America Inc. (Nota 1 (a.1)).

(c)                    Unipar Comercial

On May 10, 2010, the Company acquired 100% of the voting capital and control of Unipar Comercial. In this operation, the Company recognized a bargain purchase gain of R$ 7,735 within “results from business combinations” in the income statement.

The information related to these business combinations was presented in the Company’s 2010 annual financial statements, in Note 5.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

4.                      Cash and cash equivalents

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Cash and banks	37,492	62,752	1,335,770	252,925
Financial investments:
In Brazil	1,221,298	2,181,690	1,357,074	2,208,475
Abroad	253,635	94,618	561,115	162,870
Total	1,512,425	2,339,060	3,253,959	2,624,270

This table was presented in the Company’s 2010 annual financial statements, in Note 6.

5.           Financial investments

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Held for trading
Investments in FIQ Sol	27,607	204,123	27,607	204,123
Investments in foreign currency	16,841	32,112	16,841	32,112
Shares	3,023	84	3,023	84
Loans and receivables
Investments in FIQ Sol	137,152		137,152
Held to maturity
Quotas of investment funds in credit rights	30,793	28,706	30,793	28,706
Restricted deposits	769		2,022
Total	216,185	265,025	217,438	265,025

In current assets	185,392	236,319	186,645	236,319
In non-current assets	30,793	28,706	30,793	28,706
Total	216,185	265,025	217,438	265,025

This table was presented in the Company’s 2010 annual financial statements, in Note 7.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

6.                    Trade accounts receivable

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Customers
Domestic market	858,756	910,636	1,237,859	1,638,449
Foreign market	969,333	438,245	1,633,279	587,661
Allowance for doubtful accounts	(213,224)	(212,363)	(273,333)	(269,159)
Total	1,614,865	1,136,518	2,597,805	1,956,951

In current assets	1,563,587	1,077,492	2,544,199	1,894,648
In non-current assets	51,278	59,026	53,606	62,303
Total	1,614,865	1,136,518	2,597,805	1,956,951

This table was presented in the Company’s 2010 annual financial statements, in Note 8.

7.                       Inventories

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Finished goods and work in process	1,363,091	1,012,891	2,350,010	1,876,290
Raw materials, production inputs and packaging	493,280	621,158	697,504	781,594
Maintenance materials	136,586	132,510	257,746	240,442
Advances to suppliers	14,009	8,099	56,014	56,825
Imports in transit and other	21,743	14,847	86,148	60,506
Total	2,028,709	1,789,505	3,447,422	3,015,657

This table was presented in the Company’s 2010 annual financial statements, in Note 9.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

8.                       Related parties

(a)                    Parent company

	Assets				Liabilities
	Current assets		Non-current assets		Current liabilities				Non-current liabilities
					Other accounts		Related parties		Other accounts		Related parties
Subsidiaries
Braskem America	3,581	(i)
Braskem Argentina	27,770	(i)
Braskem Chile	3,945	(i)
Braskem Distribuidora											5,500	(viii)
Braskem Europa	175,048	(i)					117,656	(xiii)			162,260	(xiii)
Braskem Idesa			71,331	(vi)
Braskem Importação											119	(xiii)
Braskem Inc.	26,584	(i)	6,475	(vii)	2,444,521	(ix)	71,804	(xi)	3,085,169	(xii)	7,121	(xi)
Braskem México	1	(ii)
Cetrel					1,411	(x)
Ideom	186	(i)	4,182	(viii)
IQAG											520	(xiii)
Lantana			53	(viii)
Politeno Empreendimentos			2	(viii)
Quantiq	20,155	(iii)	14,237	(viii)	433	(x)
Quattor	36,872	(i)	907,300	(v)	1,900	(x)
Riopol	6,570	(i)	738,799	(vi)	3,382	(x)					98,401	(xiii)
	300,712		1,742,379		2,451,647		189,460		3,085,169		273,921
Jointly-controlled subsidiaries
Propilsur	3	(ii)
Polimerica	5	(ii)
	8
Associate
Borealis	3,690	(i)
	3,690
Related companies
Construtora Norberto Odebrecht ("CNO")					41	(x)
Petrobras	28,460	(i)	57,020	(vii)	1,509,702	(x)
Refinaria Alberto Pasqualini ("Refap")	33	(i)			98,238	(x)
Other	1,066	(i)
	29,559		57,020		1,607,981

Specific Purpose Entity
FIQ Sol	1,250,086	(iv)
	1,250,086

At September 30, 2011	1,584,055		1,799,399		4,059,628		189,460		3,085,169		273,921
At December 31, 2010	2,535,725		2,408,371		913,958		64,517		3,038,265		83,739

(i)         Amounts in “trade accounts receivable” R$ 287,545 and in “other receivables”: R$ 26,260
(ii)       Amounts in “other receivables”.
(iii)      Amount in “trade accounts receivable”: R$ 11,889 and in “dividends and interest on capital receivable”:  R$ 8,266
(iv)      Amounts in “cash and cash equivalents”: R$ 1,085,328 and in “financial investments": R$ 164,758
(v)       Amount in “related parties” related to current accounts: R$ 257,661 and in “advance for future capital increase”: R$ 649,639
(vi)      Amount in “related parties” related to “advance for future capital increase”.
(vii)    Amounts in “related parties” related to loan agreements subject to TJLP + interest of 2% per year.
(viii)   Amounts in “related parties” related to current accounts.
(ix)      Amounts in “trade payables”: R$ 1,707,323 and in “borrowings”, subject to exchange variation + interest between 7.00% and 11.0% per year: R$ 737,198
(x)       Amounts in “trade payables”.
(xi)      Amounts in “related parties” related to taxes payable, subject to exchange variation.
(xii)    Amounts in “borrowings”, subject to exchange variation + interest between 7.00% and 11.0% per year.
(xiii)   Amounts in “related parties” related to advances for export, subject to exchange variation + semiannual Libor + interest of 1.4% per year.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

	Income statement transactions from January 1 to September 30, 2011
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)	Cost of production/general and administrative expenses
Subsidiaries
Braskem America	3,603		420
Braskem Argentina	27,202		6,001
Braskem Chile	3,777		6,292
Braskem Distribuidora			(47)
Braskem Europa	171,939		20,510
Braskem Idesa			(1,822)
Braskem Importação			(2)
Braskem Inc.	26,584	1,706,891	(642,046)
Braskem Participações			1
Cetrel		1,376
Ideom	156		166
IQAG			(4)
ISATEC			55
Politeno			1
Quantiq	11,910	433	399
Quattor	36,518	1,754	15,005
Riopol	6,304	3,382	1,220
	287,993	1,713,836	(593,851)
Associates
Borealis	3,677
	3,677
Related companies
BRK Investimentos Petroquímicos S.A. ("BRK")			(11)
CNO		41
Odebrecht			13
Petrobras	340	1,510,012	3,278
Refap		98,519
	340	1,608,572	3,280
Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				7,688
				7,688

At September 30, 2011	292,010	3,322,408	(590,571)	7,688
At September 30, 2010	1,495,367	6,092,161	126,211	8,587

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Consolidated

	Assets				Liabilities
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Subsidiary
Braskem Idesa							38,870	(v)
							38,870
Jointly-controlled subsidiaries
Propilsur	2	(ii)					17,387	(v)
Polimerica	2	(ii)					12,451	(v)
	4						29,838
Associate
Borealis	3,690	(i)
	3,690
Related companies
CNO					41	(iv)
Petrobras	153,955	(i)	57,020	(iii)	2,057,313	(iv)
Refap	33	(i)			98,237	(iv)
Other	1,065	(i)
	155,053		57,020		2,155,591

At September 30, 2011	158,747		57,020		2,155,591		68,708
At December 31, 2010	157,930		53,742		674,490		31,386

(i)         Amounts  in “trade accounts receivable”: R$ 52,113 and in “other receivables”: R$ 106,630

(ii)       Amounts in “other receivables”.

(iii)      Amounts in “related parties” related to loan agreements subject to TJLP + interest of 2% per year.

(iv)      Amounts in “trade payables”.

(v)       Amounts in “related parties” related to “advance for future capital increase” made by other shareholders.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

	Income statement transactions from January 1 to September 30, 2011
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)	Cost of production/general and administrative expenses

Jointly-controlled subsidiary
RPR	73		(56)
	73		(56)
Associate
Borealis	3,677
	3,677
Related companies
BRK			(11)
CNO		41
Odebrecht			13
Petrobras	12,174	2,057,665	3,278
Refap		98,519
	12,174	2,156,225	3,280
Post-employment benefit plan
Odeprev				10,321
				10,321

At September 30, 2011	15,924	2,156,225	3,224	10,321
At September 30, 2010	1,069,616	6,538,468	(2,339)	8,587

(c)                    Key management personnel

Non-current liabilities	September/2011	December/2010

Long-term incentives	3,850	5,372
Total	3,850	5,372

Income statement transactions	9M11	9M10
Remuneration
Short-term benefits to employees and managers	28,030	23,844
Post-employment benefit	169	196
Benefits on contract termination		36
Long-term incentives	1,111	964
Total	29,310	25,040

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests.  To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

This table was presented in the Company’s 2010 annual financial statements, in Note 10.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

9.                       Taxes recoverable

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Excise tax (IPI)	28,655	26,008	30,639	29,128
Value-added tax on sales and services (ICMS) (a)	631,623	795,390	1,025,001	1,211,256
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) (b)	339,091	206,829	518,419	326,005
PIS and COFINS – Law No. 9,718/98	134,620	115,362	134,620	115,362
PIS – Decree-Laws No. 2,445 and No. 2.449/88 (c)	161,317	55,194	161,439	55,317
Income tax and social contribution	219,592	125,151	351,274	220,525
Tax on Net Income (ILL) (d)	21,049	61,126	21,049	61,126
Other	140,777	112,406	196,692	124,561
Total	1,676,724	1,497,466	2,439,133	2,143,280

Current assets	833,336	400,969	1,184,384	698,879
Non-current assets	843,388	1,096,497	1,254,749	1,444,401
Total	1,676,724	1,497,466	2,439,133	2,143,280

(a)                    ICMS

One of the main actions aimed at speeding up the use of the ICMS credits is the Agreement entered into with the State of Bahia in November 2009 that ensures the effective implementation of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic naphtha acquired in that same state from 17% to 5.5% and, subsequently, allowed for the use of the credits from April 2011; and (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018.

(b)                    PIS and COFINS

This account includes PIS and COFINS credits on the acquisition of property, plant and equipment items, the changes in which in the period total R$ 89,103, particularly the project for the expansion of the PVC plant in the State of Alagoas and the scheduled stoppages for maintenance.

(c)                    PIS – Decree-Laws No. 2,445 and No. 2,449/88

In the quarter, the Company recognized credits in the amount of R$ 91,431 as a result of the final and unappealable decision on lawsuits filed by Braskem and its merged companies. This amount will be used to offset future payments of federal taxes.

(d)                    Tax on Net Income - ILL

In May 2011, the Company offset the amount of R$ 48,299 with federal taxes due.

This table was presented in the Company’s 2010 annual financial statements, in Note 11.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

10.                   Judicial deposits – Non-current assets

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Judicial deposits
Tax contingencies	80,784	110,757	95,487	110,764
Labor contingencies and other	92,800	117,131	105,915	139,431
Total	173,584	227,888	201,402	250,195

This table was presented in the Company’s 2010 annual financial statements, in Note 12.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

11.                   Investments

(a)                    Information on investments

		Parent company
		Interest in total capital (%) September/2011	Adjusted net profit (loss) for the period		Adjusted equity
(a.1) Investments of the parent company			9M11	9M10	September/2011	December/2010

Subsidiaries
Braskem America	(i)			36,425		451,068
Braskem America	(ii)	100.00	(6,071)		507,913
Braskem Argentina		96.77	41	891	5,244	5,203
Braskem Chile		99.02	(52)	236	1,526	1,578
Braskem Distribuidora		100.00	7,952	(2,376)	93,527	85,575
Braskem Europa		100.00	12,267	8,791	507,469	84,871
Braskem Finance		100.00	(122,308)	9,215	(91,274)	31,034
Braskem Idesa		65.00	(8,311)	(2,783)	45,608	51,654
Braskem Importação		0.04	4	9	203	199
Braskem Inc.		100.00	(27,955)	(42,455)	178,379	167,949
Braskem Participações		100.00	1,965	(1,714)	2,988	957
Braskem Petroquímica		100.00	33,473	(184,372)	910,840	860,791
CINAL	(iii)			(749)
Cetrel	(iv)	52.98	31,892		292,327
Ideom		100.00	(13,976)	(9,729)	8,808	(917)
IQAG		0.12	128	534	1,690	1,562
ISATEC	(v)			(1,318)		(77)
Petroquímica Chile		97.96	1,083	1,016	6,769	5,686
Politeno Empreendimentos		99.98	18	(27)	31	(20)
Quantiq		99.90	22,759	12,824	223,264	102,059
Quattor		96.96	60,966	(158,715)	2,734,011	2,129,820
Riopol		100.00	47,209	(173,075)	1,748,364	1,687,047
Unipar Comercial	(vi)			9,345		38,973

Jointly-controlled subsidiary
RPR		33.20	11,721	44,402	115,110	47,679

Associates
Borealis Brasil S.A. ("Borealis")		20.00	7,533	15,078	142,075	130,940
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	1,561	(596)	66,606	83,546
Cetrel	(iv)			27,639		254,785
Sansuy Administração, Participação,
	Representação e Serviços Ltda ("Sansuy")	20.00	(12)	(10)	1,958	1,972

(i)         Subsidiary merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).

(ii)        Current name of Braskem PP Americas (Note 1 (a.1)).

(iii)      Company merged into the Company in December 2010.

(iv)      Change from associate to subsidiary due to a new interpretation of the By-laws (Note 2.3 (vi)).

(v)        Company sold in May 2011 (Note 1 (a.3)).

(vi)      Company merged into Quantiq in January 2011 (Note 1 (a.2)).

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

	Parent company
	Interest in	Adjusted net profit (loss) for the period		Adjusted equity
	total capital (%)	9M11	9M10
	September/2011			September/2011	December/2010

(a.2) Investments of subsidiaries

Braskem America
Braskem America Finance	100.00	74		(2,846)
Braskem Chile
Braskem Argentina	3.17	41	891	5,244	5,203
Petroquímica Chile	2.03	1,083	1,016	6,769	5,686
Braskem Distribuidora
Braskem Importação	99.96	4	9	203	199
Braskem Argentina	0.06	41	891	5,244	5,203
Lantana	96.34	8,856	(2,213)	87,266	78,410
Braskem Europa
Braskem Germany	100.00	(39)		206,285
Propilsur	49.00	(658)	(3,566)	85,099	86,313
Polimerica	49.00	(130)	(2,159)	59,663	57,067
Braskem Idesa
Braskem Idesa Serviços	100.00	253		1,931
Braskem Importação
Braskem Mexico	0.03	1,703		2,998	1,052
Braskem Inc.
Braskem Chile	0.98	(52)	236	1,526	1,578
Lantana	3.66	8,856	(2,213)	87,266	78,410
Petroquímica Chile	0.01	1,083	1,016	6,769	5,686
Braskem Participações
Braskem México	99.97	1,703		2,998	1,052
Politeno Empreendimentos	0.02	18	(27)	31	(20)
Quantiq	0.10	22,759	12,824	223,264	102,059
Braskem Petroquímica
Quattor	3.04	60,966	(158,715)	2,734,011	2,129,820
Cetrel	1.25	31,892		292,327
Commom
Norfolk	100.00	7,716	628	60,708	52,992
Quantiq
IQAG	99.88	128	534	1,690	1,562
Quattor
Commom	100.00	1,096	926	6,809	5,713

		Consolidated
		Interest in total capital (%) September/2011	Adjusted net profit (loss) for the period		Adjusted equity
			9M11	9M10	September/2011	December/2010

Associates
Borealis		20.00	7,533	15,078	142,075	130,940
Cetrel	(i)			27,639		254,785
Codeverde		35.97	1,561	(596)	66,606	83,546
Sansuy		20.00	(12)	(10)	1,958	1,972

(i)         Change from associate to subsidiary due to a new interpretation of the By-laws (Note 2.3 (vi)).

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Movements in investments in subsidiaries, jointly-controlled subsidiaries and associates

	Balance at December/2010	Merger	Capital increase (decrease)	Dividends and interest on capital	Equity in results of investees		Goodwill amortization	Interest gain (loss)	Provision for losses / Other	Other comprehensive income	Currency translation adjustments	Write-off from disposal	Balance at September/2011
					Effect of results	Adjustment of profit in inventories
Subsidiaries and
jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Distribuidora	85,575				7,952								93,527
Braskem Participações	957		53		1,965						13		2,988
Braskem Petroquímica	726,288				33,473		(2,577)	16,576					773,760
Cetrel (i)				(25)	17,004		(1,515)	2,306	131,722				149,492
Ideom			23,701		(13,976)				(917)				8,808
ISATEC	(77)		4,110						(1,028)			(3,005)
Politeno			35		18				(22)				31
Quantiq	100,696	44,230	61,100		22,759				26				228,811
Quattor	3,109,681		543,224		59,112	(8,274)	(69,063)	(16,521)					3,618,159
Riopol	1,687,047		14,108		47,209	(2,159)							1,746,205
RPR	13,777			(2,811)	3,892					23,363			38,221
UNIPAR Comercial (ii)	44,495	(44,230)			(265)
	5,768,439		646,331	(2,836)	179,143	(10,433)	(73,155)	2,361	129,781	23,363	13	(3,005)	6,660,002

Foreign subsidiaries
Braskem America (iii)	451,068	(451,068)
Braskem America (iv)	-	451,068			(6,071)					(6,701)	69,617		507,913
Braskem Argentina	5,203				41								5,244
Braskem Chile	1,578				(52)								1,526
Braskem Europa	84,871		415,168		12,267						(4,837)		507,469
Braskem Idesa	33,575				(5,402)						1,472		29,645
Braskem Inc.	167,948				(27,955)					38,386			178,379
Braskem Finance	31,034				(31,034)
Petroquímica Chile	5,686				1,083								6,769
	780,963		415,168		(57,123)					31,685	66,252		1,236,945

Total subsidiaries	6,549,402		1,061,499	(2,836)	122,020	(10,433)	(73,155)	2,361	129,781	55,048	66,265	(3,005)	7,896,947

Associates
Borealis	26,188				2,227								28,415
Codeverde			(6,600)						6,600
Cetrel (i)	131,722								(131,722)
Total associates	157,910		(6,600)		2,227				(125,122)				28,415

(i) Company fully consolidated as from the first half of 2011 (Note 2.3 (vii)).
(ii) Company merged into Quantiq in January 2011 (Note 1 (a.2)).
(iii) Company merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).
(iv) Current name of Braskem PP Americas (Note 1 (a.1)).

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Breakdown of equity results

	Parent company			Consolidated
	9M11		9M10	9M11		9M10

Equity in results of subsidiaries and jointly-controlled subsidiaries	111,587		128,375	(263)		7,130
Equity in results of associates	2,227		20,311	1,872		20,885
Amortization of goodwill	(73,155)	(i)	(2,619)	(4,092)	(i)	(2,860)
Provision for losses on investments	(92,320)	(ii)	(8,025)	(18)
Dividends received from other investments / other	476			450
	(51,185)		138,042	(2,051)		25,155

(i)       The amortization of the goodwill on the assets and liabilities from the business combinations of Quattor, amounting to R$ 69,063, is distributed among the following accounts in the consolidated income statement: “net sales revenue”, amounting to R$ 13,250, “cost of products sold”, amounting to R$ 71,890, “general and administrative expenses”, amounting to R$ 68 and “financial results”, amounting to R$ 19,433. The effect of deferred income tax and social contribution was R$ 35,578.

The amortization of goodwill on property, plant and equipment includes the amount of R$ 4,092 of the subsidiaries Braskem Petroquímica and Cetrel.

(ii)     Includes a provision for loss of the subsidiary Braskem Finance in the amount of R$ 91,274.

The information related to investments was presented in the Company’s 2010 annual financial statements, in Note 13.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

12.                   Property, plant and equipment

	Consolidated
	September/2011			December/2010
	Cost	Accumulated depreciation/depletion	Net	Cost	Accumulated depreciation/depletion	Net

Land	417,130		417,130	417,475		417,475
Buildings and improvements	1,854,871	(663,930)	1,190,941	1,806,090	(614,967)	1,191,123
Machinery, equipment and installations	23,188,703	(7,762,601)	15,426,102	22,615,610	(6,676,242)	15,939,368
Projects in progress	1,941,972		1,941,972	1,269,547		1,269,547
Other	1,448,563	(358,287)	1,090,276	1,037,491	(305,313)	732,178
Impairment	(180,311)		(180,311)	(183,419)		(183,419)
Total Consolidated	28,670,928	(8,784,818)	19,886,110	26,962,794	(7,596,522)	19,366,272

Total Parent Company	19,000,279	(7,666,257)	11,334,022	18,030,241	(6,930,057)	11,100,184

This table was presented in the Company’s 2010 annual financial statements, in Note 14.

The projects in progress mainly relate to operating improvements to increase the economic useful life of machinery and equipment and to the expansion projects, particularly the expansion of the PVC plant in the State of Alagoas, and the construction of a new butadiene plant in the State of Rio Grande do Sul.

Impairment test for fixed assets

There were no significant events or circumstances in the period ended September 30, 2011 that indicate the need for an impairment test on the fixed assets.

13.                   Intangible assets

	Consolidated
	September/2011			December/2010
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill based on future profitability	3,246,668	(1,182,961)	2,063,707	3,246,668	(1,182,961)	2,063,707
Trademarks and patents	208,540	(91,999)	116,541	220,343	(83,132)	137,211
Software and use rights	486,549	(197,429)	289,120	425,291	(152,609)	272,682
Contracts with customers and suppliers	644,447	(80,009)	564,438	644,447	(38,865)	605,582
Total Consolidated	4,586,204	(1,552,398)	3,033,806	4,536,749	(1,457,567)	3,079,182

Total Parent Company	3,692,483	(1,436,722)	2,255,761	3,685,984	(1,405,873)	2,280,111

13.

This table was presented in the Company’s 2010 annual financial statements, in Note 15.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

Impairment test of intangible assets with an indefinite useful life

In December 2010, the Company tested intangible assets for impairment and did not identify any losses. The projection of cash flows used was for 5 years from December 2010. The assumptions used to determine the amount using the discounted cash flow method include: projections of cash flows based on estimates of business for future cash flows, discounted rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine the perpetuity based on annual inflation rate according to the Broad Consumer Price Index (“IPCA”).

There were no significant events or circumstances in the period ended September 30, 2011 that indicate the need for an impairment test on the intangible assets with an indefinite useful life.

14.                   Other payables

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Credit notes	108	828	203	6,365
Commissions	26,566	1,026	27,288	4,823
Lease agreements	5,754	13,187	20,092	27,693
Trade notes	231,390	226,894	248,487	230,085
Labor agreements (i)	1,231	72,437	3,248	83,875
Other payables	28,539	49,130	110,977	133,085
Total	293,588	363,502	410,295	485,926

Current liabilities	53,179	125,935	139,324	233,322
Non-current liabilities	240,409	237,567	270,971	252,604
Total	293,588	363,502	410,295	485,926

(i) In March and September 2011, the Company made the payment of the second and third installments of the labor agreement entered into between Braskem, Braskem Petroquímica and the Labor Union in the Petrochemical, Chemical, Plastic and Related Industries and Companies of the State of Bahia to end the litigation related to the collective bargaining agreement (“Clause 4”).

This table was presented in the Company’s 2010 annual financial statements, in Note 16.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

15.                   Borrowings

	Annual financial charges		Consolidated
	Monetary adjustment	Average interest rates (unless otherwise stated)	September/2011	December/2010

Foreign currency
Eurobonds	Note 15 (a)	Note 15 (a)	5,965,116	3,927,712
Advances on exchange contracts	US dollar exchange variation	1.61%	148,378
Export prepayments	Note 15 (b)	Note 15 (b)	1,782,307	2,287,738
Medium-Term Notes (ii)	US dollar exchange variation	11.75%	159,925	438,031
Raw material financing	US dollar exchange variation	2.60%	10,537	15,142
Financing for the acquisition of investments (iii)	US dollar exchange variation	4,45%		352,480
Financing for the acquisition of investments	US dollar exchange variation	1.70% to 1.80% above Libor	185,463
BNDES	Post-fixed monetary	6.04%	7,306	11,383
	adjustment (UMBNDES) (i)
BNDES	US dollar exchange variation	6.08%	370,467	296,318
Working capital	US dollar exchange variation	7.67%	716,403	658,942
Working capital	US dollar exchange variation	101.25% to 105.5% of CDI		1,301
Project financing (NEXI)	Yen exchange variation	0.95% above Tibor	40,640	66,602
Transaction costs, net			(82,833)	(29,195)

Local currency
Working capital		98.5% to 112.5% of CDI	1,557,481	867,570
Working capital		12.14%	289,956	266,145
Acquisition of machinery and equipment (FINAME)	TJLP	1.36%	6,685	9,842
Acquisition of machinery and equipment (FINAME)	TJLP	4.77%	1,718	1,024
BNDES	TJLP	3.05%	2,419,504	2,419,712
BNDES	TJLP	4.54%	18,292
Support to the production of goods for export		7.00%	150,423	150,452
(BNDES EXIM)
Banco do Nordeste do Brasil (BNB)		8.50%	182,411	213,686
Project financing (FINEP)	TJLP	0.01%	41,561	61,975
Project financing (FINEP)	TJLP	4.67%	37,523	10,004
Project financing (FUNDES)		6.00%	203,201	187,419
Transaction costs, net			(1,805)	(3,538)
Total			14,210,659	12,210,745

Current liabilities			1,399,317	1,206,444
Non-current liabilities			12,811,342	11,004,301
Total			14,210,659	12,210,745

(i)         UMBNDES = monetary unit of BNDES (National Bank for Economic and Social Development).

(ii)       In April 2011, the Company paid for part of this financing in advance.

(iii)      In July 2011, the subsidiary Braskem America settled this financing in advance.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(a)                    Bonds

					Consolidated
Issue date		Issue amount US$ thousand	Maturity	Interest (% per year)	September/2011	December/2010
August 2005	(i)	250,000	June 2015	9.38	124,807	251,861
April 2006	(i)	500,000	no maturity date	9.00		339,143
September 2006	(i)	275,000	January 2017	8.00	245,850	473,886
June 2008		500,000	June 2018	7.25	948,674	837,294
May 2010		400,000	May 2020	7.00	762,385	673,348
May 2010		350,000	May 2020	7.00	667,087	589,180
October 2010		450,000	no maturity date	7.38	849,182	763,000
April 2011	(i)	750,000	April 2021	5.75	1,427,453
July 2011	(ii)	500,000	July 2041	7.13	939,678
Total		3,975,000			5,965,116	3,927,712

b)                    Export prepayments (“EPP”)

		Initial amount of the transaction (US$ thousand)			Consolidated
Issue date			Settlement	Charges (% per year)	September/2011	December/2010
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	31,884	45,837
July 2006		95,000	June 2013	US dollar exchange variation + 3.17	38,537	51,166
July 2006		75,000	July 2014	US dollar exchange variation + 2.73	78,819	89,561
March 2007		35,000	March 2014	US dollar exchange variation + 4.10 R	46,360	58,630
April 2007		150,000	April 2014	US dollar exchange variation + 3.40	279,851	250,662
November 2007	(iii)	150,000	November 2013	US dollar exchange variation + 3.53		250,410
October 2008	(i)	725,000	October 2013	US dollar exchange variation + 5.64		670,378
August 2009		20,000	July 2011	US dollar exchange variation + semiannual Libor + 5.00		34,482
March 2010		100,000	March 2015	US dollar exchange variation + 4.67	186,663	168,752
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	280,803	250,631
June 2010		150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	280,754	250,419
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	186,988	166,810
March 2011		200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	371,648
Total		2,005,000			1,782,307	2,287,738

(i)       In April 2011, Braskem Finance concluded the funding of US$ 750 million, which was part of the financial resources used to: (a) partially settle in advance the bonds issued in August 2005 and September 2006; (b) fully settle the perpetual bonds issued in April 2006; (c) partially settle in advance the financing obtained through the Medium-Term Notes program; and (d) fully settle in advance the financing obtained in October 2008 through export prepayments.

(ii)     On July 19, 2011, the subsidiary Braskem America Finance completed the funding of US$ 500 million with semiannual payments of interest on January 22 and July 22 of each year.

(iii)   On September 28, 2011, an export prepayment amounting to R$ 271,798 (US$ 150,932 thousand) was fully settled in advance.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Payment schedule

The long-term amounts mature as follows:

	Consolidated
	September/2011	December/2010

2012	196,476	1,238,243
2013	1,202,966	1,814,902
2014	1,701,434	1,691,089
2015	966,157	1,069,774
2016	952,456	671,495
2017	505,234	683,258
2018	1,288,546	1,082,112
2019	1,109,415	159,965
2020	1,724,105	1,510,429
2021 onwards	3,164,553	1,083,034
Total	12,811,342	11,004,301

(d)                    Capitalized financial charges

The Company and its subsidiaries capitalized financial charges in the period ended September 30, 2011 in the amount of R$ 70,226 (R$ 38,404 on September 30, 2010), including monetary and exchange variation. The average rate of these charges in the period was 7.34% per year.

(e)                    Covenants

Some of the financing agreements of the Company establish limits for certain indicators related to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company based on its EBITDA generating capacity.

The second indicator found in the agreements of the Company is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received.

At September 30, 2011, all commitments assumed were complied with.

The information related to borrowings was presented in the Company’s 2010 annual financial statements, in Note 17.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

16.                   Debentures (public issue of non-convertible debentures)

On September 1, 2011, the Company paid the amount of R$ 530,424 for non-convertible debentures related to the 14th issue started in August 2006.

On September 30, 2011, the balance of R$ 18,518 refers to the first issue of non-convertible debentures of the jointly-controlled subsidiary RPR presented in the consolidated non-current liability.

The information on debentures was presented in the Company’s 2010 annual financial statements, in Note 18.

17.                   Financial instruments

17.1.             Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange and interest rates; to credit risk arising from the possibility of default by its counterparties in cash equivalents, financial investments and trade accounts receivable; and to liquidity risk to meet its obligations related to financial liabilities.

The Company adopts procedures for managing market and credit risks that are in conformity with the new Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of the Company and reduce the threats to the financing of its operating working capital and investment programs.

(a)                    Market risk

The Company prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 17.5.

(b)                    Credit risk

The maximum exposure to credit risks of non-derivative assets on the reporting date is their carrying amounts less any impairment loss. On September 30, 2011, the balance of trade accounts receivable is net of the allowance for doubtful accounts and amounts to R$ 273,333 (December 31, 2010 – R$ 269,159).

(c)                    Liquidity risk

The analysis of the borrowings of the Company by maturity is presented in Note 15 (c) and of the derivative financial instruments is presented in Note 17.3.1. In addition, the Company has two revolving credit lines of (i) US$350 million, which may be used without restrictions for three years as of September, 2010 and (ii) as from August 2011, an additional US$ 250 million that may be used for five years, which allows for the reduction of the amount of cash maintained by Braskem.

The information on risk management was presented in the Company’s 2010 annual financial statements, in Note 19.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

17.2.             Non-derivative financial instruments

Braskem and its subsidiaries held on September 30, 2011 and December 31, 2010 the following non-derivative financial instruments:

			Carrying amount		Fair value
	Classification by category	Fair value hierarchy	September/2011	December/2010	September/2011	December/2010
Cash andcash equivalents (Note 4)
Cash and banks	Loans and receivables		1,335,770	252,925	1,335,770	252,925
Financial investments in Brazil	Held for trading	Level 2	505,660	2,208,475	505,660	2,208,475
Financial investments in Brazil	Loans and receivables		851,414		851,414
Financial investments abroad	Held for trading	Level 2	561,115	162,870	561,115	162,870
			3,253,959	2,624,270	3,253,959	2,624,270

Financial investments (Note 5)
FIQ Sol investments	Held for trading	Level 2	27,607	204,123	27,607	204,123
Investments in foreign currency	Held for trading	Level 2	16,841	32,112	16,841	32,112
Shares	Held for trading	Level 1	3,023	84	3,023	84
FIQ Sol investments	Loans and receivables		137,152		137,152
Quotas of receivables investment fund	Held to maturity		30,793	28,706	30,793	28,706
Restricted deposits	Held to maturity		2,022		2,022
			217,438	265,025	217,438	265,025

Trade accounts receivable (Note 6)	Loans and receivables		2,597,805	1,956,951	2,597,805	1,956,951

Related parties (Note 8)
Assets	Loans and receivables		57,020	53,742	57,020	53,742
Liabilities	Loans and receivables		68,708	31,386	68,708	31,386

Trade payables	Other financial liabilities		7,059,949	5,201,162	7,059,949	5,201,162

Borrowings (Note 15)
Foreign currency	Other financial liabilities		9,386,542	8,055,649	9,354,980	8,127,648
Local currency	Other financial liabilities		4,908,755	4,187,829	4,908,755	4,187,829
			14,295,297	12,243,478	14,263,735	12,315,477

Debentures (Note 16)	Other financial liabilities		18,518	517,741	18,518	516,562

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – Fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option; and

Level 3 – techniques that use data that have a significant effect on fair value and that are not based on observable market data, that is, unobservable inputs. The Company did not apply this technique on its financial instruments.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

17.3.             Derivative financial instruments

The table below shows the transactions with derivative financial instruments of Braskem and its subsidiaries as of September 30, 2011 and December 31, 2010.

		Interest rate/Currency
Identification		Exposure of the principal amount	Hedge	Nominal value	December/2010	Financial settlement	Change in fair value Note (17.3.2)	September/2011
Non-hedge accounting transactions
Foreign exchange swap	Note 17.3.1 (a)	Yen	CDI	R$ 279,495	13,700	(11,090)	(4,343)	(1,733)
Foreign exchange swap	Note 17.3.1 (a)	US dollar	CDI	R$ 400,000			54,882	54,882
Repurchase of shares swap (i)	Note 17.3.1 (a)	Shares	CDI	R$ 3,707			63	63
				R$ 683,202	13,700	(11,090)	50,602	53,212
Hedge accounting transactions
Braskem Inc.
Interest rate swaps	Note 17.3.1 (b)	Libor	Contractual fixed rate	US$ 400,000 thousand	42,890	(34,950)	(7,940)

Braskem
Interest rate swaps	Note 17.3.1 (b)	Libor	Contractual fixed rate	US$ 526,146 thousand	25,988	(9,945)	7,999	24,042

Braskem
Interest rate swaps	Note 17.3.1 (b)	Pre-contractual rate	CDI	US$ 42,612 thousand	456		(1,368)	(912)

Braskem America
Interest rate swaps	Note 17.3.1 (b)	Libor	Contractual fixed rate	US$ 210,000 thousand	1,523	(4,405)	2,882

Braskem America
Sale swaps	Note 17.3.1 (b)			US$ 29,268 thousand	(1,300)		7,977	6,677
				US$ 1,208,026 thousand	69,557	(49,300)	9,550	29,807
Current assets (other receivables)					(1,300)			(2,645)
Current liabilities (hedge transactions)					50,124			71,639
Non-current liabilities (hedge transactions)					34,433			14,025
					83,257			83,019
(i) Braskem shares were repurchased by a financial institution and are the subject of a swap operation (Note 24 (d)).

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

17.3.1.       Derivatives outstanding at September 30, 2011

(a)                    Non-hedge accounting transactions

•      Project financing (NEXI) related swaps

Braskem :
				Fair value
Identification	Nominal value R$ thousand	Interest rate	Maturity	September/2011	December/2010
Swap NEXI I	28,987	104.29% CDI	June 2012	(504)	1,051
Swap NEXI II	136,495	101.85% CDI	March 2012	992	9,283
Swap NEXI III	86,110	103.98% CDI	June 2012	(1,780)	3,089
Swap NEXI IV	27,903	103.98% CDI	June 2012	(441)	277
Total	279,495			(1,733)	13,700

Current assets (other receivables)				(1,733)
Current liabilities (hedge transactions)					13,700
Total				(1,733)	13,700

•      Export prepayment related interest rate swaps (NCE)

Braskem:
				Fair value
Identification	Nominal value R$ thousand	Interest rate	Maturity	September/2011	December/2010
Swap NCE I	200,000	5.4400%	August 2019	30,148
Swap NCE II	100,000	5.4000%	August 2019	13,058
Swap NCE III	100,000	5.3700%	August 2019	11,676
Total	400,000			54,882

Current liabilities (hedge transactions)				54,882
Total				54,882

•      Repurchase of shares related swaps (Note 24 (b))

Braskem:
				Fair value
Identification	Nominal value R$ thousand	Interest rate	Maturity	September/2011	December/2010
Repurchase TRS	3,707	108% CDI	August 2012	63
Total	3,707			63

Current liabilities (hedge transactions)				63
Total				63

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. The Company recognized financial expenses of R$ 50,602 related to the variation in the fair value of these swaps for the period ended September 30, 2011.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Hedge accounting transactions

As a consequence of the advanced payment of the (i) bond and export prepayment contracts mentioned in Note 15 (a) and (b), and (ii) financing for the acquisition of the investment mentioned in Note 15 (iii) the Company settled in advance interest rate swap transactions that would mature in October 2013 and April 2015.

•      Export prepayment related interest rate swaps

Braskem:
				Fair value
Identification	Nominal value US$ thousand	Interest rate	Maturity	September/2011	December/2010
Swap EPP X	35,000	2.5040%	March 2014	1,289	1,786
Swap EPP XI	75,000	1.9450%	July 2014	1,479	1,455
Swap EPP XII	100,000	2.1200%	November 2013		4,061
Swap EPP XIII	50,000	2.1500%	November 2013		2,082
Swap EPP XIV	50,000	2.6350%	April 2014	4,722	3,734
Swap EPP XV	100,000	2.6200%	April 2014	9,376	7,392
Swap EPP XVI	47,500	1.6650%	June 2013	333	606
Swap EPP XVII	75,000	2.1975%	March 2015	5,154	3,684
Swap EPP XIX	25,000	2.1700%	March 2015	1,689	1,188
Total	557,500			24,042	25,988

Current liabilities (hedge transactions)				10,017	13,918
Non-current liabilities (hedge transactions)				14,025	12,070
Total				24,042	25,988

•      Agribusiness credit notes (NCA) related swaps

Braskem:
				Fair value
Identification	Nominal value US$ thousand	Interest rate	Maturity	September/2011	December/2010
Swap NCA I	42,612	100.70% CDI	September 2012	(912)	456
Total	42,612			(912)	456

Current assets (other receivables)				(912)
Non-current liabilities (hedge transactions)					456
Total				(912)	456

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

•      Sale price swaps

Braskem America:
				Fair value
Identification	Nominal value US$ thousand	US$ fixed price/metric	Maturity	September/2011	December/2010
Sale price swap	29,268	1,478	December 2015	6,677	(1,300)
Total	29,268			6,677	(1,300)

Current assets (other receivables)					(1,300)
Current liabilities (hedge transactions)				6,677
Total				6,677	(1,300)

17.3.2.       Hedge operations presented in “other comprehensive income” in equity

The derivatives indicated in items 17.3.1 (b) were designated as cash flow hedge, resulting in closing balances in “other comprehensive income”.  The appropriations of interest are allocated to interest expenses in the financial expenses group. The summary of changes in the account is as follows:

	December/2010	Appropriation of accrued interest	Change in fair value	September/2011
Swaps EPP Braskem Inc.	(39,315)	31,375	7,940
Swaps EPP Braskem	(23,013)	9,865	(7,999)	(21,147)
Swaps loans Braskem	(456)		1,368	912
Swaps loans Braskem America	212	2,670	(2,882)
Sale price swaps Braskem America	1,300	1,487	(7,977)	(5,190)
	(61,272)	45,397	(9,550)	(25,425)

On September 30, 2011, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$ 35,847, which, with the effect of income tax and social contribution of R$ 1,099, amounts to R$ 34,748, and is presented within “other comprehensive income” in equity.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

17.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies.  For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and part of the accounts receivable from foreign customers.  The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. As of September 30, 2011, the credit ratings are as follows:

			Percentage
1	Minimum risk		25.79
2	Low risk		32.74
3	Moderate risk		28.83
4	High risk		3.96
5	Very high risk	(i)	8.68

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions. Customers in this group that are still active purchase from Braskem and pay in advance.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held for trading, held to maturity and loans and receivables, the Company uses the following ratings agencies: Standard & Poors, Moody’s and Fitch Ratings.

	September/2011	December/2010
Cash and cash equivalents and financial investments
AAA	1,754,528	2,136,193
AA+	251,741	445,867
AA	30,066	43,154
AA-	187,682	37,397
A+	1,083,293	78,920
A-	18,196	37,176
BBB+		18,684
BB+	19,714	18,878
B+	5,775	3,378
Other financial assets with no risk assessment	70,746	8,830
	3,421,741	2,828,477
Held to maturity
Quotas of investment funds in credit rights (i)	30,793	28,706
Restricted deposits (ii)	2,022
	32,815	28,706
Other investments (offshore funds)
Sundry funds (i)	16,841	32,112
	16,841	32,112

Total	3,471,397	2,889,295

(i) Financial assets with no internal or external ratings.
(ii) Risk-free financial assets.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

17.5.             Sensitivity analysis

The derivative financial instruments may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

The three main risks that may most affect the value of the Company’s financial instruments are:

a) Brazilian real-U.S. dollar exchange rate;

b) Brazilian real-yen exchange rate;

c) Libor floating interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, one of which is probable and the other two represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as the one arising from the revaluation of inventories and revenue and future costs, were not considered.  Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from a depreciation of the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on the Braskem’s operating results.

The FOCUS survey published by the Central Bank of Brazil on September 30, 2011 was considered for the probable scenario for the base date December 31, 2011.  For the interest rate variables not considered in the FOCUS survey, the probable scenario considered was the Interbank Deposit Certificate (CDI) percentage variation. For the exchange rate variables not included in the FOCUS survey, the probable scenario considered was the U.S. dollar-real percentage variation.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on September 30, 2011.

For the Brazilian real-yen exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on September 30, 2011.

For the Libor interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the Libor rate on September 30, 2011.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50% )
BNDES	25,342	(94,443)	(188,886)
Bonds	398,739	(1,485,977)	(2,971,954)
Working capital/structured operations	60,500	(225,466)	(450,933)
Raw material financing	707	(2,634)	(5,269)
Medium-Term Notes	10,728	(39,981)	(79,963)
Export prepayments	77,482	(288,750)	(577,499)
Financial investments abroad	(67,123)	250,147	500,294
Export prepayment debt, plus hedge, of which:
Export prepayment debt	42,082	(156,827)	(313,654)
Export prepayment swap	1,613	(6,011)	(12,021)
Other swaps	29,726	(110,778)	(221,557)

(d)                    Sensitivity to the Brazilian real-yen exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-yen exchange rate is presented in the table below:

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50% )
Project finance (NEXI), plus swaps, of which:
Debt (NEXI)	2,579	(9,610)	(19,219)
Swaps (NEXI)	(2,708)	10,092	20,184

(e)                    Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below:  The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50% )
Raw material financing	23	(68)	(135)
Export prepayments	2,497	(7,426)	(14,758)
Export prepayment debt, plus hedge, of which:
Export prepayment debt	1,356	(4,033)	(8,015)
Export prepayment swap	(1,356)	4,033	8,015

The information related to financial instruments was presented in the 2010 annual financial statements, in Note 19.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

18.                   Taxes payable

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Current
IPI	37,806	28,413	58,071	49,721
PIS and COFINS		15,606	10,111	27,785
Income tax and social contribution	161,367	19,410	207,156	31,055
ICMS	76,463	38,482	140,153	122,445
Taxdebt refinancing program - law No. 11,941/09	126,079	97,277	131,025	104,100
Other	27,168	36,151	39,759	54,956
Total	428,883	235,339	586,275	390,062

Non-current
ICMS	1,704	1,704	3,456	48,863
Education, SAT and INSS		40,085		40,085
Taxdebt refinancing program - law No. 11,941/09	1,469,601	1,351,622	1,533,848	1,431,358
Other	50,587	56,293	63,197	63,263
Total	1,521,892	1,449,704	1,600,501	1,583,569

Tax debt refinancing program – Law No. 11,941/09

In June 2011, the Federal Revenue Service made available the debt refinancing program provided for in Law No. 11,941/09. Additionally, as allowed by the program, the Company included new tax debts related to an assessment notice arising from the use of a tax credit before the lawsuit that sought the recognition of the unconstitutionality of the changes in the determination of PIS introduced by Decree-Laws No. 2,445 and No. 2,449/88 was granted a final an unappealable decision.  The amount of this debt, which was included in the refinancing program based on a legal decision on a writ of mandamus, since the Federal Revenue Service did not allow it in this program, totals R$ 106,083.  As described in Note 9 (b), we note that, at the same time, a credit of R$ 91,431 arising from a final and unappealable decision that has been recently granted in favor of the Company was recognized. Accordingly, the recognition of the liability and the asset generated a negative impact on the results for the period in the amount of R$ 14,652.

The amount consolidated by the Federal Revenue Service totaled R$ 1,664,907 to be paid in monthly and consecutive installments of R$ 10,678, adjusted based on the SELIC rate as from June 2011. At September 30, 2011, the balance of R$ 1,664,873 will be paid in 157 installments.

The information related to taxes payable was presented in the Company’s 2010 annual financial statements, in Note 20.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

19.                   Income tax and social contribution

(a)                    Reconciliation of the effects of income tax and social contribution on the Company’s profit

	Parent company		Consolidated
	9M11	9M10	9M11	9M10
Profit (loss) before income tax andsocial contribution andnon-controlling shareholders	(598,344)	1,825,850	(533,532)	1,812,567

Income tax and social contribution at the rate of 34%	203,437	(620,789)	181,401	(616,272)

Permanent adjustments to the income tax andsocial contribution calculation basis
Income tax and social contribution on equity in results of investees	13,833	26,910	(844)	25,655
Effects of taxes paid in installments	13,896	23,328	13,896	23,328
Tax incentives (Sudene and PAT)	61,812	29,191	62,427	30,903
Effect of IFRS adjustments		275,147		314,873
Other	(22,775)	(25,232)	(39,303)	(57,989)
Effect of income tax andsocial contribution on results of operations	270,203	(291,445)	217,577	(279,502)

Breakdown of income tax and social contribution:

Current income tax and social contribution	(216,214)	(86,627)	(269,040)	(137,286)
Tax incentives (Sudene and PAT)	61,812	29,191	62,427	30,903
Current income tax andsocial contribution	(154,402)	(57,436)	(206,613)	(106,383)

Deferred income tax and social contribution	424,605	(234,009)	424,190	(173,119)
Deferred income tax andsocial contribution	424,605	(234,009)	424,190	(173,119)

Total income tax andsocial contribution on profit or loss	270,203	(291,445)	217,577	(279,502)

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)               Deferred income tax and social contribution

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Breakdown of deferred income tax

Non-current assets
Taxlosses		7,096	337,470	372,064
Amortized goodwill	50,361	77,157	53,189	80,222
Temporary differences	103,033	71,027	149,965	91,149
Temporary adjustments of accounting criteria
arising from Laws No. 11,638/07 and No. 11,941/09	104,306	114,088	284,534	296,667
Total	257,700	269,368	825,158	840,102

Non-current liabilities
Exchange variations	81,844	474,834	84,947	474,834
Temporary differences	5,686	6,130	358,006	289,200
Temporary adjustments of accounting criteria
arising from Laws No. 11,638/07 and No. 11,941/09	502,023	431,202	975,708	930,225
Total	589,553	912,166	1,418,661	1,694,259

Breakdown of deferred social contribution

Non-current assets
Social contribution taxloss carryforwards		1,863	124,107	133,486
Amortized goodwill	18,130	28,524	19,148	29,628
Temporary differences	32,832	21,733	41,286	27,928
Temporary adjustments of accounting criteria
arising from Laws No. 11,638/07 and No. 11,941/09	37,550	39,811	102,432	105,541
Total	88,512	91,931	286,973	296,583

Non-current liabilities
Exchange variations	29,464	170,940	30,581	170,940
Temporary differences			456	493
Temporary adjustments of accounting criteria
arising from Laws No. 11,638/07 and No. 11,941/09	180,728	155,234	351,255	334,846
Total	210,192	326,174	382,292	506,279

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

c)       Changes in tax loss and social contribution tax loss carryforwards

	Parent company		Consolidated
	Income tax	Social contribution	Income tax	Social contribution

Tax loss and social contribution tax loss carryforwards in December 2010	28,385	20,702	1,488,255	1,483,181
Use of tax loss in the period	(28,385)		(66,119)
Use of social contribution tax loss carryforwards in the period		(20,702)		(57,123)
Write-off from use in the refinancing program – Law No. 11,941/09			(72,256)	(47,096)
Tax loss and social contribution tax loss carryforwards in September 2011			1,349,880	1,378,962

Income taxand social contribution rates	25%	9%	25%	9%

Tax credit			337,470	124,107

The information related to income tax and social contribution was presented in the Company’s 2010 annual financial statements, in Note 21.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

20.                   Sundry provisions

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Bonus provision	16,139	17,554	18,954	21,538
Provision for recovery of environmental damages	23,242	35,555	25,711	36,282
Sundry legal provisions	67,188	97,422	320,043	330,807
Other			7,090	6,240
Total	106,569	150,531	371,798	394,867

Current liabilities	16,139	26,036	21,903	32,602
Non-current liabilities	90,430	124,495	349,895	362,265
Total	106,569	150,531	371,798	394,867

The breakdown of the balance of provisions for legal claims is as follows:

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010

Labor claims	30,618	25,129	39,092	33,302
Taxclaims	33,585	57,911	277,643	282,729
Civil lawsuits	2,985	13,711	3,306	14,105
Other		671	2	671
	67,188	97,422	320,043	330,807

This table was presented in the Company’s 2010 annual financial statements, in Note 22.

21.                   Long-term incentives

The breakdown of the number and amount of the investment units in the parent company and consolidated financial statements at September 30, 2011 are as follows:

	September/2011		December/2010
	Number	Amount	Number	Amount
Investment units
Issued (Alfa units)	566,585	10,963	672,753	8,699
Bonus (Beta units)	539,809	4,683	665,268	5,743
Total	1,106,394	15,646	1,338,021	14,442

In the period, 125,643 Alfa investment units amounting to R$ 2,431 and 125,459 Beta investment units amounting to R$ 2,428 were redeemed.

This table was presented in the Company’s 2010 annual financial statements, in Note 23.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

22.                   Private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Actuarial asset recorded in
Novamont Braskem America (i)			13	270

Actuarial liabilities with
Petros	107,906	109,894	108,756	110,744
Defined benefit pension plan - RPR				12,773
	107,906	109,894	108,756	123,517

(i)         This amount is part of the balance of “other receivables” in non-current assets.

The information related to private pension plans was presented in the Company’s 2010 annual financial statements, in Note 24.

23.                   Contingencies

The Company has contingent liabilities related to legal lawsuits and administrative proceedings arising in the ordinary course of its business. These contingencies are of labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and it is presented in Note 20 of this Quarterly Information.

Based on the opinion of the internal legal advisors, there were no significant additions of lawsuits representing lawsuits that involve risk of losses classified as possible, nor significant changes in the progress of the existing lawsuits, except for the monetary adjustments to the amounts involved in the quarter ended September 30, 2011.

The description of the main contingent liabilities of the Company was presented in the 2010 annual financial statements, in Note 25.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

24.                   Equity

(a)                    Capital

At September 30, 2011, the Company's subscribed and paid up capital amounts to R$ 8,043,222 and comprises 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

(b)                    Treasury shares and repurchase of shares

The breakdown of treasury shares is as follows:

	Parent company		Consolidated
	September/2011	December/2010	September/2011	December/2010
Number
Common shares	411	411	411	411
Class A preferred shares	1,542,258	1,506,060	2,697,016	2,660,818
	1,542,669	1,506,471	2,697,427	2,661,229

Amount (R$ thousand)	11,325	10,379	60,217	59,271

•           In January 2011, the Company repurchased 36,198 class A preferred shares for the amount of R$ 946 arising from the minority shareholders’ right to withdraw from Braskem Petroquímica due to its merger into Braskem, which was approved by the shareholders on December 27, 2010.

•           On August 26, 2011, Braskem’s Board of Directors approved a new program for the repurchase of shares to be effective between August 29, 2011 and August 28, 2012 through which the Company may acquire up to 12,162,504 class A preferred shares at market price. The shares may be acquired by the Company or financial institutions contracted for this purpose.

The program, which was approved by the Brazilian Securities Commission (“CVM”), provides that even if they are in the possession of financial institutions, the shares repurchased in the ambit of the program will not be entitled to the dividends proposed by the Company.

Until the end of the program, Braskem will acquire from the financial institutions, at market price, the shares acquired by them, which is when they will be recorded by the Company as “treasury shares”.

By September 30, 2011, 250,100 shares had been repurchased by financial institutions for the amount of R$ 3,707.

Additionally, during the term of the program, the shares repurchased by financial institutions will be excluded from the calculation basis of earnings per share since, in essence, they are treasury shares and, for this reason, they are not subject to this calculation.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Dividends

On April 29, 2011, The Ordinary General Meeting approved the payment of dividends in the amount of R$ 665,630 as from May 10, 2011, R$ 376,352 of which was made available to common shareholders and R$ 288,891 and R$ 357 to class A and B preferred shareholders, respectively. The remaining proposed and undistributed amount, of R$ 30, was reversed to retained earnings and refers to the 36,198 class A preferred shares acquired by Braskem in January 2011 as a result from the exercise of the right to withdraw by the shareholders of Braskem Petroquímica (Note 24 (b)).

The information related to Company’s equity was presented in its 2010 annual financial statements, in Note 26.

25.                   Earnings per share

The table below shows the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings per share.

	9M11		9M10
	Basic	Diluted	Basic	Diluted

Profit (loss) attributable to the Company’s shareholders	(328,141)	(328,141)	1,534,405	1,534,405
Profit (loss) attributable to class B preferred shareholders			358
Profit (loss) for the period attributable to other shareholders	(328,141)	(328,141)	1,534,047	1,534,405

Weighted average number of common and class A preferred shares (i)	798,392,873	798,688,188	686,855,086	687,151,995

Earnings (loss) per share (in R$)	(0.4110)	(0.4108)	2.2334	2.2330

(i)     In the calculation of the weighted average number of common and class A preferred shares, the Company’s shares repurchased by a financial institution that are not yet recorded as “treasury shares” were excluded from its basis (Note 24 (d)).

The information related to the Company’s earnings per share was presented in its 2010 annual financial statements, in Note 27.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

26.                   Segment information

In February 2011, the Brazilian antitrust agency (“CADE”) approved the operation for the acquisition and integration of Quattor’s assets, which made possible the change in the Company’s organizational structure as from 2011. The change in relation to the previous structure, presented in the Company’s 2010 annual financial statements, in Note 28, is in the distribution of Quattor’s activities among the Basic Petrochemicals and Polyolefin units.  The 2010 information below was reclassified to allow comparability. The Company does not disclose assets per segment since this information is not presented to its chief operating decision maker.

	9M11
	Reportable segments
	Basic petrochemicals	Polyolefins	Vinyls	Foreign businesses	Chemical distribution	Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Reclassifications/ Eliminations	Braskem consolidated

Net sales revenues	17,503,890	9,691,255	1,306,263	2,108,907	570,223	31,180,538	176,262		31,356,800	(6,890,955)	24,465,845
Cost of products sold	(15,599,851)	(8,802,846)	(1,219,327)	(1,960,727)	(464,192)	(28,046,943)	(151,509)		(28,198,452)	6,896,275	(21,302,177)
Gross profit	1,904,039	888,409	86,936	148,180	106,031	3,133,595	24,753		3,158,348	5,320	3,163,668

Operating expenses
Selling, general and distribution expenses	(414,424)	(599,558)	(109,514)	(98,788)	(72,838)	(1,295,122)	(39,398)	(121,957)	(1,456,477)		(1,456,477)
Results from equity investments								(2,051)	(2,051)		(2,051)
Other operating income (expenses), net	(8,294)	(6,210)	(21,372)	(22,369)	3,236	(55,009)	20,597	(6,503)	(40,915)		(40,915)
	(422,718)	(605,768)	(130,886)	(121,157)	(69,602)	(1,350,131)	(18,801)	(130,511)	(1,499,443)		(1,499,443)

Operating profit (loss)	1,481,321	282,641	(43,950)	27,023	36,429	1,783,464	5,952	(130,511)	1,658,905	5,320	1,664,225

	9M10
	Reportable segments
	Basic petrochemicals	Polyolefins	Vinyls	Foreign businesses	Chemical distribution	Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Reclassifications/ Eliminations	Braskem consolidated

Net sales revenues	13,017,197	8,080,657	1,322,281	1,168,609	571,997	24,160,741	261,254		R24,421,995	(5,893,745)	18,528,250
Cost of products sold	(11,301,070)	(7,123,154)	(1,192,905)	(1,052,758)	(484,753)	(21,154,640)	(249,827)		(21,404,467)	5,754,265	(15,650,202)
Gross profit	1,716,127	957,503	129,376	115,851	87,244	3,006,101	11,427		3,017,528	(139,480)	2,878,048

Operating expenses
Selling, general and distribution expenses	(400,627)	(458,130)	(100,955)	(43,581)	(57,421)	(1,060,714)	(23,248)	(125,864)	(1,209,826)		(1,209,826)
Results from equity investments								25,155	25,155		25,155
Results from business combinations								975,283	975,283		975,283
Other operating income (expenses), net	(21,658)	4,323	1,717	(6,909)	1,142	(21,385)	2,965	(51,396)	(69,816)		(69,816)
	(422,285)	(453,807)	(99,238)	(50,490)	(56,279)	(1,082,099)	(20,283)	823,178	(279,204)		(279,204)

Operating profit (loss)	1,293,842	503,696	30,138	65,361	30,965	1,924,002	(8,856)	823,178	2,738,324	(139,480)	2,598,844

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

27.                   Net sales revenues

	Parent company		Consolidated
	9M11	9M10	9M11	9M10
Gross sales revenues
Domestic market	13,234,677	12,412,932	19,428,400	16,431,093
Foreign market	3,750,859	3,545,255	10,089,562	6,479,148
	16,985,536	15,958,187	29,517,962	22,910,241
Sales deductions
Taxes	(3,134,749)	(2,903,515)	(4,863,029)	(4,297,223)
Sales returns	(93,271)	(63,094)	(189,088)	(84,768)
	(3,228,020)	(2,966,609)	(5,052,117)	(4,381,991)

Net sales revenues	13,757,516	12,991,578	24,465,845	18,528,250

This table was presented in the Company’s 2010 annual financial statements, in Note 29.

28.                   Other operating income (expenses)

In the period ended September 30, 2011, other consolidated net operating income (expenses) includes:

(i)       sale of property, plant and equipment and investment, which had a negative impact amounting to R$ 77,371, R$ 52,605 of which refers to the disposal of assets in the period of tests of the green polyethylene plant;

(ii)     expense with the depreciation of dormant plants amounting to R$ 18,797 (R$ 7,753 in the parent company);

(iii)   expenses with inventory adjustments and losses on changes in raw materials amounting to R$ 13,938;

(iv)   sale of other materials, which had a positive impact, amounting to R$ 7,427;

(v)     gains related to tax claims amounting to R$ 44,225; and

(vi)   other net operating expenses, amounting to R$ 17,539.

The information related to the Company’s other operating income (expenses), net was presented in the 2010 annual financial statements, in Note 30.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

29.                   Financial results

	Parent company		Consolidated
	9M11	9M10	9M11	9M10
Financial income
Interest income	189,148	164,285	204,253	192,218
Monetary variations	52,645	75,419	41,558	75,735
Exchange variations	191,295	7,818	340,037	27,383
Other	6,449	8,150	17,790	29,875
	439,537	255,672	603,638	325,211

Financial expenses
Interest expenses	(654,472)	(630,494)	(735,180)	(702,118)
Monetary variations	(172,353)	(143,716)	(223,661)	(258,319)
Exchange variations	(1,202,105)	337,510	(1,366,293)	330,121
Adjustment of taxand labor debts (i)	(139,161)	(49,613)	(167,658)	(49,640)
Tax expenses on financial operations	(5,775)	(14,159)	(8,804)	(25,640)
Discounts granted	(16,875)	(14,215)	(34,444)	(28,366)
Transaction costs - amortization	(3,982)	(13,213)	(18,579)	(38,386)
Adjustment to labor agreement		(79,460)		(90,631)
Adjustment to present value - appropriation	(18,556)	(117,033)	(46,042)	(132,360)
Other	(23,988)	(25,543)	(200,734)	(116,149)
	(2,237,267)	(749,936)	(2,801,395)	(1,111,488)

Total	(1,797,730)	(494,264)	(2,197,757)	(786,277)

(i) In the period ended September 30, 2011, the balance includes interest based on the SELIC rate on the refinancing provided for by Law No. 11,941/09 amounting to R$ 113,974.

This table was presented in the Company’s 2010 annual financial statements, in Note 31.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

30.                   Expenses by nature

	Parent company		Consolidated
	9M11	9M10	9M11	9M10
Classification by function:
Cost of products sold	(11,576,192)	(10,713,405)	(21,302,177)	(15,650,202)
Selling	(123,396)	(138,802)	(253,477)	(286,585)
Distribution	(234,747)	(218,380)	(355,589)	(221,708)
General and administrative	(517,084)	(486,237)	(778,865)	(643,301)
Research and development	(41,945)	(40,815)	(68,546)	(58,232)
Total	(12,493,364)	(11,597,639)	(22,758,654)	(16,860,028)

Classification by nature:
Raw materials or feedstocks	(9,592,935)	(8,935,005)	(18,218,722)	(13,288,933)
Personnel expenses	(781,879)	(657,887)	(1,200,149)	(897,793)
Outsourced services	(425,479)	(339,655)	(654,902)	(476,246)
Tax expenses	(20,051)	(20,197)	(42,217)	(23,643)
Depreciation, amortization and depletion	(782,470)	(773,521)	(1,248,324)	(1,090,748)
Variable selling expenses	(222,871)	(232,375)	(373,517)	(319,233)
Freights	(507,843)	(489,759)	(747,176)	(566,712)
Other expenses	(159,836)	(149,240)	(273,647)	(196,720)
Total	(12,493,364)	(11,597,639)	(22,758,654)	(16,860,028)

This table was presented in the Company’s 2010 annual financial statements, in Note 32.

31.                   Insurance coverage

In the period ended September 30, 2011, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

32.                   Other receivables

On September 30, 2011, the account “other receivables” in the consolidated includes:

(i)       in current assets:

•      advances to suppliers amounting to R$ 112,029;

•      amounts receivable from suppliers of the Company as bonus for achieving the contractual target, amounting to R$ 26,856; and

•      amounts receivable from Petrobras amounting to R$ 106,630 (Note 8 (b)).

(ii)     non-current assets:

•      expenses for the recovery of damages that occurred in furnaces and in the electric system in the olefin plants of the Camaçari Basic Petrochemicals unit located in the State of Bahia in the amount of R$ 74,105 and R$ 43,643, respectively; and

•      expenses for the recovery of damages that occurred as a result of a leakage of chloride in the Chloride Soda plant in the State of Alagoas amounting to R$ 8,847.

Braskem S.A.

Notes to the quarterly information

at September 30, 2011

All amounts in R$ thousands unless otherwise stated

33.                   Advances from customers – non-current

On September 30, 2011, the balance of this account includes the advance of R$ 139,080 (US$ 75 million) made by a foreign customer for the acquisition of butadiene between February 2013 and December 2016.

34.                   Subsequent events

(a)                    On September 30, 2011 the Company completed the acquisition of the polypropylene (“PP”) business from The Dow Chemical Company (“Dow Chemical”) announced in July 2011. The negotiations included four industrial units, two in the United States and two in Germany, with an annual production capacity of 1,050 thousand metric tons of PP. In the United States, the plants acquired are located in Freeport and Seadrift in the State of Texas and add 505,000 metric tons to Braskem’s production capacity of PP in that country. These plants were incorporated into the assets of the subsidiary Braskem América. In Germany, the plants are located in Wesseling and Schkopau and have an annual production capacity of 545,000 metric tons. These plants were incorporated into the assets of the new subsidiary of Braskem in that country called Braskem Europe GmbH (Braskem Germany).

This acquisition represents a “business combination”, as established in the Accounting Pronouncement CPC 15 and IFRS 3R, which is why the Company’s management will hire a specialized company to measure, at fair value, the assets acquired and liabilities assumed. Under the above mentioned standards, the acquisition date is October 3, 2011, date on which the requirements for the acquisition were met by the parties involved. However, as provided for in the purchase and sale agreement, the assets, liabilities and results of the new plants were assumed retroactively to October 1, 2011. For this reason, the results of the acquired units will be consolidated in the Company’s financial statements as of October 1, 2011.

The information required for an operation of this nature will be disclosed in Braskem’s 2011 annual financial statements.

The Purchase Price, as defined in the Sale and Purchase Agreement, amounting to US$ 323 million, was paid on October 3, 2011. In addition to the industrial plants, the business combination involved inventories, trade accounts receivable and trade payables. These amounts that will be realized in the short term are part of the working capital associated with the new investment.

(b)                    In October 2011, 902,600 shares of the Company were repurchased by a financial institution in accordance with the repurchase program mentioned in Note 24 (b) for the amount of R$ 12,634.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.